
Mail Stop 3720

March 27, 2017

Karl Peterson
President and Chief Executive Officer
TPG Pace Holdings Corp.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Holdings Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 28, 2017**
> **CIK No. 0001698991**

Dear Mr. Peterson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation.

3.   Please identity the underwriter(s) in your next submission or filing of the registration statement.

Summary

Our Company, page 1

4.   Please discuss management's reasons for incorporating the company under the laws of the Cayman Islands.

5.   Please specifically address the other contemplated blank check offering sponsored by TPG. Discuss the conflicts and competition between the two companies and the overlapping management. Discuss whether there are procedures in place to resolve conflicts of interest.

Acquisition Criteria, page 5

6.   Please disclose whether the company may enter into a transaction with a non-U.S. entity, and if so, add a risk factor discussing the challenges associated with ownership and operation of a foreign entity.

Manner of Conducting Redemptions, page 18

7.   We note your disclosure that in the event you seek shareholder approval for a business combination, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Please disclose how this could increase the likelihood that the proposed business combination would be approved. Also disclose what the quorum requirement would be for such a vote and whether the votes of the initial shareholders will count toward satisfying that requirement.

Risk Factors

If we seek shareholder approval of our initial business combination, our initial shareholders, officers and directors have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote, page 28

8.   We note your disclosure on page 28 that in the event you submit your initial business combination proposal to a shareholder vote, the sponsor has agreed to vote its shares in favor of this business combination. We further note your disclosure on page 20 that a business combination subjected to a shareholder vote requires approval of a majority of the outstanding common shares. Please disclose the number and percentage of the shares offered in your registration statement that would be required to vote in favor of a business combination in order for the business combination to be approved, given that at least ten million shares owned by the sponsor are subject to an agreement to vote in favor of the business combination.

Proposed Business

Shareholders May Not Have the Ability to Approve our Initial Business Combination, page 82

9.   We note your disclosure that there are certain circumstances which, if occurring, may not require you to seek shareholder approval of a future business combination. Please enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek shareholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking shareholder approval.

        You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications